

UNITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

06004200

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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8-65341

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/1005___ AND ENDING ___12/31/2005___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jones Lang LaSalle Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___200 E Randolph Drive___
                                          (No. and Street)

___Chicago___   ___IL___   ___60601___
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Earl E. Webb   312-228-2648
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KPMG LLP___
                              (Name – if individual, state last, first, middle name)

___303 East Wacker___   ___Chicago___   ___IL___   ___60601___
     (Address)   (City)   (State)   (Zip Code)

PROCESSED
MAY 3 1 2006
THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2006
WASH. D.C.
203
SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Earl E. Webb_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Jones Lang LaSalle Securities, LLC_____ , as

of ___December 31_____ , 20 _05___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

"OFFICIAL SEAL"
SUSANN FANGMAN
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 03/30/09

Signature

Chairman
_____
Title

Susann Fangman 2-27-06
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JONES LANG LASALLE SECURITIES, L.L.C.

Financial Statements and Schedules

December 31, 2005

(With Independent Auditors' Report Thereon)

JONES LANG LASALLE SECURITIES, L.L.C.

Table of Contents



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Member
Jones Lang LaSalle Securities, L.L.C.:

We have audited the accompanying statement of financial condition of Jones Lang LaSalle Securities, L.L.C. (the Company) as of December 31, 2005, and the related statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the managing member of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jones Lang LaSalle Securities, L.L.C. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2006

Jones Lang LaSalle Securities, L.L.C.
Statement of Financial Condition
December 31, 2005

ASSETS:

Cash -Harris Bank Account	$88,838
Prepaid Expenses	7,884
Total Assets	$96,722

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:	
Accrued Expenses	$15,000
Due to Parent	23,661
Total Liabilities	$38,661
Member's Equity	$58,061
Total Liabilities and Member's Equity	$96,722

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, L.L.C.
Statement of Operations
For the Year Ended December 31, 2005

	YTD
REVENUE	
Advisory Fees	$ -
OTHER EXPENSES	
Business License/Fees	11,927
Audit Expense	16,000
Other Professionals Expense	950
Legal Expense	-
Total Expenses	28,877
Net Loss	$ (28,877)

See accompanying notes to financial statements.

3

Jones Lang LaSalle Securities, L.L.C.
Statement of Member's Equity
For the Year Ended December 31, 2005

	Member Units	Member's Equity
Balances at January 1, 2005	100	$ 86,938
Net Income (Loss)	-	(28,877)
Contributions	-	-
Balances at December 31, 2005	100	$ 58,061

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows from Operating Activities:	
Net Loss	$ (28,877)
Reconciliation of net loss to net cash provided by operating activities:	
Amortization of prepaid expense	3,124
Increase in due to parent	22,503
Increase in accrued expenses	3,000
Cash provided by operating activities	28,627
Net decrease in cash	(250)
Cash, January 1, 2005	89,088
Cash, December 31, 2005	$ 88,838

See accompanying notes to financial statements.

(1) Organization

Jones Lang LaSalle Securities, L.L.C. (the "Company"), a wholly owned subsidiary of Jones Lang LaSalle Americas (Illinois) L.P. (the "Parent Company") was incorporated in the state of Illinois on April 24, 2002. The Parent Company is a wholly owned subsidiary of Jones Lang LaSalle Incorporated ("Jones Lang LaSalle").

The Company was created to conduct transactions as a broker or dealer in the securities and investment advisory business and is registered with the Securities and Exchange Commission, National Association of Securities Dealers Regulation, Inc. (the "NASD") and various states.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company had net capital of $50,177, which was $45,177 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .77 to 1.

The Company's results of operation may not be indicative of the results that might have been obtained had it operated independently of the Parent. Historically and in the foreseeable future, the Company is highly dependent on the Parent to fund its operating losses.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Limitation on Withdrawal of Equity Capital

The Company's policy is to give written notice to the NASD two business days prior to any equity withdrawals which, on a net basis, exceed 30 percent of the Company's excess net capital, in any 30 day period.

Income Taxes

No provision for Federal income taxes has been made in the accompanying financial statements, as the liability for any such taxes is that of the members rather than the Company.

(3) Limited Liability Company Agreement

Pursuant to the terms of the Limited Liability Company Agreement, Jones Lang LaSalle Americas (Illinois), L.P. is the sole member of the Company and manages the operations of the Company.

The Company shall terminate on December 31, 2102, unless terminated earlier as provided in the Limited Liability Company (LLC) Agreement.

Except as provided in the Illinois Limited Liability Company Act, member shall not be personally liable for any debt, obligation or liability of the Company solely by reason of being a member of a limited liability company.

(4) Transactions with Related Parties

Beginning October 1, 2004 the Company and Parent entered into an expense agreement in which the Parent Company agreed to provide the benefit of certain compensation and occupancy costs, including lease of office space, the use of furnishings as well as the information technology infrastructure at no cost to the Company. The Company believes that this treatment of expenses is in compliance with the guidelines set forth in the NASD Notice To Members 03-63, which allows for non-recognition of those expenses paid for by third party affiliates when the Company is not directly or indirectly liable to vendors or service providers. Subsequent to October 1, 2004, the Company has and will continue to record expenses for which it is directly or indirectly liable, such as business license and professional fees, in its statement of operation expenses.

Jones Lang LaSalle Securities, L.L.C.
Statement of Net Capital
Pursuant to SEC Rule 15c3-1
December 31, 2005

Schedule 1

Total Assets		$ 96,722
Accrued Expenses	(15,000)	
Due to Parent	(23,661)	
Less: Total Liabilities		(38,661)
Net Worth		$ 58,061
NASD CRD Account	(7,884)	
Less: Non-Allowable Assets		(7,884)
Net Capital Before Haircuts		$ 50,177
Less: Haircuts		-
Net Capital		$ 50,177
Less: Required Capital		$ 5,000
Excess Net Capital		$ 45,177
Aggregate Indebtedness		$ 38,661
Aggregate Indebtedness to Net Capital Ratio		0.77 to 1

This schedule does not differ materially from the amended computation of net capital under Rule 15c as of December 31, 2004 filed on February 27, 2006 by Jones Lang LaSalle Securities, L.L.C. (the Company) in its Form X-17A-5 with the National Association of Securities Dealers, Inc.

The Company is not required to compute the Reserve Requirement under Exhibit A of Rule 15c3-3 or to include Information Relating to the Possession or Control Requirements under Rule 15c3-3 because the Company is an introducing broker who carries no margin accounts, promptly transmits all funds received in connection with its activities as a broker, and does not otherwise hold funds or securities for, or owe money or securities to customers.

See accompanying independent auditors' report



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
Jones Lang LaSalle Securities, L.L.C.:

In planning and performing our audit of the financial statements and supplemental schedule of Jones Lang LaSalle Securities, L.L.C. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 28, 2006